SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. __)

ALLIANCE MEDIA GROUP HOLDINGS, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

01863Q 106
(CUSIP Number)

Daniel de Liege

400 N Congress Avenue Suite 130
West Palm Beach, FL 33401
888-607-3555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2013
(Date of Event which Requires Filing of this Statement)

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUISP No. 01863Q 106

13D

1		NAME OF REPORTING PERSON
AMG Energy Solutions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
7,000,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%
14	TYPE OF REPORTING PERSON* CO

CUISP No. 01863Q 106

13D

1		NAME OF REPORTING PERSON
Daniel de Liege
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,505,000
	8	SHARED VOTING POWER
7,000,000
	9	SOLE DISPOSITIVE POWER
4,505,000
	10	SHARED DISPOSITIVE POWER
7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,505,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1%
14	TYPE OF REPORTING PERSON* IN

CUISP No. 01863Q 106

13D

1		NAME OF REPORTING PERSON
Mark W. Koch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,000,000
	8	SHARED VOTING POWER
7,000,000
	9	SOLE DISPOSITIVE POWER
4,000,000
	10	SHARED DISPOSITIVE POWER
7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.6%
14	TYPE OF REPORTING PERSON* IN

CUISP No. 01863Q 106

13D

1		NAME OF REPORTING PERSON
W. Johan Sturm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,151,316
	8	SHARED VOTING POWER
7,000,000
	9	SOLE DISPOSITIVE POWER
3,151,316
	10	SHARED DISPOSITIVE POWER
7,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,351,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer

This Statement on Schedule 13D ("Schedule 13D") relates to the common stock, par value $0.001 (the "Common Stock"), of Alliance Media Group Holdings, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 400 N. Congress Avenue Suite 130, West Palm Beach, Florida 33401.

Item 2. Identity and Background

(a) -(c) This statement is being filed pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by each of the persons listed in items (1) through (4) below (individually as a "Reporting Person" and collectively as the "Reporting Persons"):

(1) AMG Energy Solutions, Inc., a Florida corporation ("AMG"), whose principal business address is 400 N. Congress Avenue Suite 130, West Palm Beach Florida 33401. AMG's principal business is investing.

(2) Daniel de Liege, whose business address is 400 N. Congress Avenue Suite 130, West Palm Beach Florida 33401. Mr. de Liege's principal occupation is Chief Executive Officer of the Issuer and he is a director and a 27.77% shareholder of AMG.

(3) Mark W. Koch, whose business address is 400 N. Congress Ave Suite 130 West Palm Beach, FL 33401. Mr. Koch's principal occupation is President of Production of the Issuer and he is a director and a 27.77% shareholder of AMG.

(4) W. Johan Sturm, whose business address is 400 N. Congress Ave Suite 130 West Palm Beach, FL 33401. Mr. Sturm's principal occupation is being a member of the Board of Directors of the Issuer and he is a director and a 33.33% shareholder of AMG.

Curtis Chandler, whose address is 530 S. Collier Boulevard, Marco Island Florida 34145. Mr. Chandler's principal occupation is President of Progressive Fuels International and he is a director of AMG and included herein pursuant to GENERAL INSTRUCTION C (iv)(a).

 (d)-(e) During the past five years, none of the Reporting Persons or Mr. Chandler, (1) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)  Each of the individual Reporting Persons and Mr. Chandler is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Mr. de Liege, Mr. Koch and Mr. Sturm were among the original investors and founders of the Issuer.  Since the effectiveness of the Registration Statement on April 26, 2013, the following transactions have occurred.

(1) AMG: On December 26, 2013, AMG acquired 7,000,000 shares from the Issuer in exchange for an interest in AMG Energy Group, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on February 4, 2014.

(2) Mr. de Liege: On December 16, 2013, Mr. de Liege sold 500,000 shares at $0.25 per share; On December 26, 2013 AMG acquired 7,000,000 shares from the Issuer, see Item 3(1), above; On February 5, 2014 Mr. de Liege purchase 5,000 shares in the open market for $1.32 per share using personal funds..

(3) Mark W. Koch: On December 16, 2013, Mr. Koch sold 1,000,000 shares at $0.125 per share; On December 26, 2013 AMG acquired 7,000,000 shares from the Issuer see Item 3(1), above.

(4) W. Johan Sturm: On November 1, 2013, Mr. Sturm gifted 100,000 shares to each of his son and daughter, which shares Mr. Sturm continues to beneficially hold; On November 1, 2013, Mr. Sturm transferred 1,648,684 shares to Animated Family Films, Inc., which in turn transferred all 1,648,684 shares to its preferred shareholders on December 31, 2013; On December 26, 2013 AMG acquired 7,000,000 shares from the Issuer see Item 3(1), above.

Item 4. Purpose of the Transaction

Mr. de Liege, Mr. Koch and Mr. Sturm were shareholders of the Issuer prior to the Issuer registering it's Common Stock under the Exchange Act.

AMG acquired its shares of the Issuer pursuant to a Unit Purchase Agreement on December 26, 2013 pursuant to which the Issuer received a 51% interest in AMG Energy Group, LLC, a Florida limited liability company.

At this time, the Reporting Persons and Mr. Chandler have no specific plan or proposal to acquire or dispose of the Common Stock. Consistent with their individual investment purposes, any Reporting Person or Mr. Chandler at any time and/or from time to time may acquire additional shares of Common Stock or dispose of any or all of the Reporting Persons' Common Stock, based on prevailing market conditions, other investment opportunities, liquidity requirement of the Reporting Persons and or other investment considerations.

The information contained in Item 3 and Item 5 is also incorporated by reference herein. Except as set forth in this Statement, the Reporting Persons and Mr. Chandler have no present plans or intentions which would result in any of the following

a.

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.

Any material change in the present capitalization or dividend policy of the Issuer;

f.

Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.

Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.

Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)  See Item 5(b) below for beneficial ownership information regarding each individual Reporting Person named in Item 2and Mr. Chandler.

 (b) The following table sets forth for each Reporting Person and Mr. Chandler the number of shares and applicable percentage of outstanding common shares, based on the number of shares outstanding as March 31, 2014, as to which there is sole power to vote or direct to vote, shared power to vote or direct to vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition of the Issuer’s common stock:

Name	# of shares with sole voting	%	# of shares with shared voting	%	# of shares with sole dispositive powers	%	# of shares with shared dispositive powers	%	Total	%

AMG (1)	0	0%	7,000,000	21.4%	0	0%	7,000,000	21.4%	7,000,000	21.4%

Daniel de Liege (2)	4,505,000	13.7%	7,000,000	21.4%	4,505,000	13.7%	7,000,000	21.4%	11,505,000	35.1%

Mark W. Koch(3)	4,000,000	12.2%	7,000,000	21.4%	4,000,000	12.2%	7,000,000	21.4%	11,000,000	33.6%

W. Johan Sturm (4)	3,151,000	9.6%	7,200,000	22.0%	3,151,000	9.6%	7,200,000	22.0%	10,351,316	31.6%

Total	11,656,000	35.6%	7,200,000	22.0%	11,656,000	35.6%	7,200,000	22.0%	18,856,000	57.5%

(1) AMG directly owns 7,000,000 shares. Mr. de Liege, Mr. Koch, Mr. Sturm and Mr. Chandler are directors and shareholders of AMG.

(2) Mr. de Liege directly owns 4,505,000 shares and indirectly owns the 7,000,000 share owned directly by AMG.

(3) Mr. Koch directly owns 4,000,000 shares and indirectly owns the 7,000,000 share owned directly by AMG.

(4) Mr. Sturm directly owns 3,151,316 shares, indirectly owns the 200,000 shares held by his children, and indirectly owns the 7,000,000 share owned directly by AMG.

(c) The following table sets forth transaction in the Issuer's Common Stock that were effected by the Reporting Persons and Mr. Chandler since the effectiveness of the Issuer's initial Registration Statement, or since they became a Reporting Person:

Reporting Person	Date of transaction	Amount of securities	Price of Securities	Where & How transaction was effected
Sturm	11/01/2013	1,648,684	0	Shares transferred for no consideration to Animated Family Films, Inc., an entity controlled by Mr. Sturm.
Sturm	11/01/2013	200,000	0	Shares were gifted to Mr. Sturm's children
de Liege	12/16/2013	500,000	$0.25	Shares were sold in a private sale
Koch	12/16/2013	1,000,000	$0.125	Shares were sold in a private sale
Sturm	12/26/2013	7,000,000	$0.75	Shares were acquired from the Issuer by AMG Energy Solutions, Inc.
Sturm	12/31/2013	1,648,684	0	Shares transferred from Animated Family Films, Inc., an entity controlled by Mr. Sturm to its preferred shares, which had no value.
de Liege	02/05/2014	5,000	$1.32	Shares were purchased in the open market

(d)  None

(e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 of this Statement, which are incorporated herein by reference in their entirety, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
1	Joint Filing Agreement Among the Reporting Persons dated as of May 8, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2014

AMG ENERGY SOLUTIONS, INC By: /s/ Daniel de Liege__________ Name: Daniel de Liege Title: CEO & President
_/s/ Daniel de Liege____________ Daniel de Liege
_/s/ Mark W. Koch______________ Mark W. Koch
_/s/ Johan Sturm________________ W. Johan Sturm